Amended and Restated Term Sheet† To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 165-A-III dated October 18, 2010	Amended and restated term sheet to Product Supplement No. 165-A-III Registration Statement No. 333-155535 Dated January 21, 2011; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Callable Fixed Rate Step-Up Notes due January 26, 2026

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 26, 2026, subject to postponement as described below.
  The notes are designed for investors who seek semi-annual interest payments at a fixed rate that will increase over the term of the notes and return of their principal at maturity or upon early redemption at our option, as applicable. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Minimum denominations of $1,000 and integral multiples thereof.
  At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
  The notes are expected to price on or about January 21, 2011 and are expected to settle on or about January 26, 2011.

Key Terms

Maturity Date:	January 26, 2026, or if such day is not a business day, the next succeeding business day.
Payment at Maturity:	If we have not elected to redeem the notes prior to maturity, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid Interest.
Payment upon Redemption:

At our option, we may redeem the notes, in whole but not in part, on the 26th calendar day of July and January of each year (each such date, a “Redemption Date”), commencing January 26, 2016. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the Redemption Date. We will provide notice of redemption at least 5 calendar days prior to the applicable Redemption Date. If a Redemption Date is not a business day, payment will be made on the next business day immediately following such day. No additional interest will be paid with respect to a postponement of the Redemption Date.

Interest:

With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 × Interest Rate × (180 / 360)

Notwithstanding anything to the contrary in the product supplement, any accrued and unpaid interest will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Interest Payment Date.

Interest Rate:	From (and including)	To (but excluding)	Interest Rate
	January 26, 2011	January 26, 2016	4.25% per annum
	January 26, 2016	January 26, 2021	5.25% per annum
	January 26, 2021	January 26, 2026	6.50% per annum
The dates above refer to originally scheduled Interest Payment Dates and may be postponed as described below.
Interest Period:

The period beginning on and including the issue date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes have been redeemed prior to such next succeeding Interest Payment Date, ending on but excluding the applicable Redemption Date.

Interest Payment Date:

Interest on the notes will be payable semiannually in arrears on the 26th calendar day of July and January of each year (each such date, an “Interest Payment Date”), commencing July 26, 2011, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day. No additional interest will be paid with respect to a postponement of the Interest Payment Date. See “Selected Purchase Considerations — Semiannual Interest Payments” in this amended and restated term sheet for more information.

CUSIP:	48125XCC8

† This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated January 20, 2011 to product supplement no. 165-A-III in its entirety (the related term sheet is available on the SEC website at: http://sec.gov/Archives/edgar/data/19617/000089109211000340/e41696fwp.htm

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 165-A-III and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet or the accompanying prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $32.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated arranging dealers of approximately $20.00 per $1,000 principal amount note.  This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes.  The actual commission received by JPMS may be more or less than $32.50 and will depend on market conditions on the pricing date.  In no event will the commission received by JPMS, which includes concessions to be allowed and other amounts that may be allowed to other dealers, exceed $50.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest) beginning on page PS-32 of the accompanying product supplement no. 165-A-III.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 21, 2011

Additional Terms Specific to the Notes

You should read this amended and restated term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-III dated October 18, 2010. This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated January 21, 2011 to product supplement no. 165-A-III in its entirety. You should rely only on the information contained in this amended and restated term sheet and in the documents listed below in connection with your investment in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 165-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 165-A-III dated October 18, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210004437/e40448_424b2.htm

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due.
  SEMIANNUAL INTEREST PAYMENTS — The notes offer semiannual interest payments which will accrue at a rate equal to the applicable Interest Rate and will be payable semiannually in arrears on the 26th calendar day of July and January of each year (each such date, an “Interest Payment Date”), commencing July 26, 2011, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day. No additional interest will be paid with respect to a postponement of the Interest Payment Date.
  POTENTIAL SEMIANNUAL REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on the 26th calendar day of July and January of each year (each such date, a “Redemption Date”), commencing on January 26, 2016, for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date. If a Redemption Date is not a business day, payment will be made on the next business day immediately following such day. No additional interest will be paid with respect to a postponement of the Redemption Date.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 165-A-III.  Interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.  You should review the discussion set forth in “United States Federal Taxation – Tax Consequences to U.S. Holders – in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.  Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.  Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 165-A-III dated October 18, 2010.

  THE NOTES ARE SUBJECT TO EARLY REDEMPTION PRIOR TO MATURITY — The notes are subject to redemption at the sole discretion of the Issuer on the specified Redemption Dates indicated above. If the notes are redeemed prior to maturity, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not including the applicable Redemption Date. This amount will be less than you would have received had the notes not been called early and continued to pay interest over the full term of the notes. We may choose to redeem the notes early or choose not to redeem the notes early on any Redemption Date, in our sole discretion. If we elect to redeem the notes early, your return may be less than the return you would have earned on your investment had the notes been held to maturity, and you may not be able to reinvest your funds at the same rate as the notes. We may

JPMorgan Structured Investments — Callable Fixed Rate Step-Up Notes	TS-1

  choose to redeem the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.
  THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE STEP-UP FEATURE PRESENTS DIFFERENT INVESTMENT CONSIDERATIONS THAN FIXED RATE NOTES — Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rates described on the cover because the notes are likely to be redeemed on a Redemption Date if interest rates remain the same or fall during the term of the notes. When determining whether to invest in the Callable Fixed Rate Step-Up Notes, you should not focus on the highest stated Interest Rate, which is only applicable to the last five years of the term of your notes. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity or upon early redemption, as applicable, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM — By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. For example, if interest rates begin to rise, the market value of your notes will decline because the likelihood of us calling your notes will decline and the Interest Rate applicable to that specific Interest Period may be less than a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 3.80% per annum, but a debt security issued in the then current market could yield an interest rate of 6.00% per annum, your note would be less valuable if you tried to sell that note in the secondary market.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity or upon early redemption, as applicable, described in this amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments — Callable Fixed Rate Step-Up Notes	TS-2